Asure Software, Inc.
405 Colorado Street, Suite 1800
Austin, Texas 78701

April 17, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Asure Software, Inc.
Registration Statement on Form S-3 (File No. 333-278590)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Asure Software, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., eastern time, on Friday, April 19, 2024, or as soon thereafter as is practicable.

The Company hereby authorizes Katheryn A. Gettman, Esq. to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Gettman at (612) 260-9075.

Very truly yours,

ASURE SOFTWARE, INC.

/s/John Pence
John Pence
Chief Financial Officer

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